UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Barfresh Food Group Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

067532101

Cusip Number

Norman H. Pessin
Sandra F. Pessin
Brian L. Pessin
500 Fifth Ave, Suite 2240
New York, NY  10110
917-887-1982

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2021

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the SCHEDULE 13D/A, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067532101
SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS
Norman H. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,742,139

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,742,139

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,742,139

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1) 1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 067532101
SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS
Sandra F. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,206,722

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
4,206,722

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,206,722

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1) 2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 067532101
SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS
Brian L. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,839,961

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,839,961

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,839,961

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.  067532101
SCHEDULE 13D/A

Item 1.	Security and Issuer

This SCHEDULE 13D/A relates to the common stock, $0.000001 par value (the "Common Stock" or the “Shares”) of Barfresh Food Group Inc. (the "Issuer"),whose principal executive offices are located at 3600 Wilshire Boulevard Suite 1720, Los Angeles, California

Item 2.	Identity and Background

This SCHEDULE 13D/A is being filed by and for Norman H. Pessin, Sandra F. Pessin, and Brian L. Pessin (each a “Reporting Person”).  Certain information with respect to each Reporting Person is set forth below:

Name and Address:	1)	Norman H. Pessin
		500 Fifth Ave, Suite 2240
		New York, NY 10110
	2)	Sandra F. Pessin
		500 Fifth Ave, Suite 2240
		New York, NY 10110
	3)	Brian L. Pessin
		500 Fifth Ave, Suite 2240
		New York, NY 10110

Principal Occupation:	1)	Investor
	2)	Housewife
	3)	Investor

Criminal Convictions:	1)	None
	2)	None
	3)	None

Civil Proceedings:	1)	None
	2)	None
	3)	None

Citizenship:	1)	United States
	2)	United States
	3)	United States

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 2,742,139 shares of Common Stock owned by Norman H. Pessin is approximately $1,457,710.67, including brokerage commissions.  The shares of Common Stock owned by Norman H. Pessin were acquired with personal funds.  The aggregate purchase price of the 4,206,722 shares of Common Stock owned by Sandra F. Pessin is approximately $1,990,832.95, including brokerage commissions.  The shares of Common Stock owned by Sandra F. Pessin were acquired with personal funds.  The aggregate purchase price of the 3,839,961 shares of Common Stock owned by Brian L. Pessin is approximately $1,618,314.78, including brokerage commissions.  The shares of Common Stock owned by Brian L. Pessin were acquired with personal funds.

CUSIP No. 067532101
SCHEDULE 13D/A

Item 4.	Purpose of Transaction

The Reporting Persons originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Norman H. Pessin owns 2,742,139 shares of Common Stock of the Issuer, constituting 1.8% of the outstanding shares thereof.  Sandra F. Pessin owns 4,206,722 shares of Common Stock of the Issuer, constituting 2.8% of the outstanding shares thereof.  Brian L. Pessin owns 3,839,961 shares of Common Stock of the Issuer, constituting 2.6% of the outstanding shares thereof.1

Norman H. Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly.  Sandra F. Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly. Brian L. Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly.

Schedule A attached hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

1 Sandra F. Pessin holds warrants to purchase 1,071,429 shares at $0.45 per share.  Brian L. Pessin holds warrants to purchase 357,143 shares at $0.45 per share.

CUSIP No. 067532101
SCHEDULE 13D/A

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

/s/ Brian L. Pessin
Brian L. Pessin

April 20, 2021

Schedule A

Transactions in the Securities of the Issuer During the Past 60 Days

Shares of Common Stock Bought	Price Per Share ($)	Date of Purchase

	Norman H. Pessin

332,902	0.40	4/19/2021

	Brian L. Pessin

300,000	0.40	4/19/2021